Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 000-24241

Notice to Shareholders

Vitex filed a Registration Statement on Form S-4, as amended, in connection with the merger, and Vitex and Panacos are mailing a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees will be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger are available in the Joint Proxy Statement/Prospectus.

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Safe Harbor Statement

Except for the historical information contained herein, the matters discussed including the potential annual sales figures for HIV therapeutics and the anticipated benefits of the merger, among others, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as results achieved in the company’s research and clinical trial programs, quarterly fluctuations in operating results, the timely availability of new products, market acceptance of the company’s products, the impact of competitive products and pricing, government regulation of the company’s products and other risks and uncertainties set forth in the company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein. All projections are based on management’s current assumptions, which management believes to be reasonable. However, no assurance is given that they will be achieved.

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Vitex Investment Highlights

Dynamic new biopharmaceutical company

Innovative products for serious infectious diseases

First-in-class HIV maturation inhibitor

Oral, next generation HIV fusion inhibitor

Strong clinical pipeline for urgent medical needs

Phase 1 – Phase 3 products

> $8 billion worldwide markets

Proprietary drug discovery platforms for HIV and other viruses

Experienced management

Strong competitive position & intellectual property

Potential to achieve near-term product development milestones

© 2004 V.I. Technologies, Inc.

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Profile of the Combined Company

Vitex Panacos Combined Company

Technology Blood safety Therapeutics Therapeutics + Blood safety

Market Size $2 – 3 B $ 6 B > $ 8 B

Research Pipeline Limited Strong Strong

Clinical Stage Phase 3 Phase 1 Phase 1 – 3

Access to public equity Yes No Yes

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Vitex Anti-infective Technologies

Blood Safety

Antiviral Therapeutics

Pathogen inactivation

INACTINE Red Blood Cells

Phase 3 for acute transfusion

Oral antiviral drugs with novel mechanisms

Maturation and Fusion Inhibition

PA-457 for drug-resistant HIV in Phase 1

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Combined Company Pipeline

Research Preclinical Phase 1 Phase 2 Phase 3

INACTINE RBC

PA-457

H2 ‘04

HIV Fusion Inhibitor

2005

Second Generation HIV Maturation Inhibitor

2006

RSV Fusion Inhibitor

Target

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Anti-infective Therapeutics

Urgent global healthcare need

Very large worldwide markets

HIV drugs > $6.2 B in 2003, growing 11% /yr.

Predictive preclinical models, clear clinical endpoints

Highest approvability, shortest development times

Early clinical validation

© 2004 V.I. Technologies, Inc.

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PANACOS Scientific Management

Graham P. Allaway, Ph.D. — *Chief Operating Officer*
Manchester Biotech; Progenics Pharmaceuticals; NIH; Panacos Co-founder

Carl T. Wild, Ph.D. — *Chief Science Officer*
Boston Biomedica; Duke University; Panacos Co-founder

David E. Martin, PharmD — *VP, Drug Development*
DuPont Pharma; PharmaResearch; SmithKline Beecham Pharmaceuticals

vitex

7

© 2004 V.I. Technologies, Inc.
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Drug Resistance—Principal Problem in HIV Treatment

400,000 300,000 200,000 100,000 0

U.S. Treated HIV Patients

Total Treated HIV Patients*

Patients with Resistant HIV

2004 2006 2008 2010

Year

* Current recommended initial therapy: 2 NRTI + 1 NNRTI or 2 NRTI + 1 PI

© 2004 V.I. Technologies, Inc.

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Therapeutic Discovery Targets

Drugs that block virus fusion

Drugs that block virus maturation

NRTI NNRTI

Protease Inhibitors

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Rapid Adoption of Significant New HIV Drugs

$800 $700 $600 $500 $400 $300 $200 $100 $0

Annual Revenue (Millions)

$16 $226 $567 $30 $292 $563 $752 $68 $455 $544 $10 $242 $505 $617

‘01 ‘02 ‘03 ‘00 ‘01 ‘02 ‘03 ‘01 ‘02 ‘03 ‘00 ‘01 ‘02 ‘03

Viread Kaletra Sustiva Trizivir

Source: Legg Mason

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PA-457: First-in-Class Maturation Inhibitor

Potent against drug-resistant and drug-sensitive HIV

Daily oral dosing

Potential benefit to treated and new patients

Synergy with existing HIV drugs

Low likelihood of drug interactions

Straightforward manufacture

Estimated annual sales potential ~ $500 million—$1 billion

HIV Level

400,000 300,000 200,000 100,000 0

No Treatment 3TC PA-457

Highly effective in HIV animal model

© 2004 V.I. Technologies, Inc.

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PA-457 Clinical Development Milestones

Phase 1 Single dose study completed

IND 12/03, initiated study Q1, completed Q2

Well tolerated

Once daily oral dosing

Phase 1 Multiple dose study begun Q2 2004

Results anticipated H2 2004

PA-457 data presented at XV International AIDS Conference, Bangkok, July, 2004

© 2004 V.I. Technologies, Inc.

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PA-457 Clinical Development Milestones, cont’d

Phase 2 to begin H2 2004

Proof of principle in HIV-infected subjects Monotherapy, 7-10 daily doses, 24 – 32 subjects Primary end point = reduction of viral load Results anticipated H1 2005

Target Phase 3 2006/7; NDA 2007

Fast-track designation anticipated

Combination therapy with currently available drugs Conventional study design and endpoints

© 2004 V.I. Technologies, Inc.

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PA-457 Phase 1 Study—Once Daily Dosing

C max

C 24h

Plasma Concentration (µg/ml)

35 30 25 20 15 10 5 0

25 mg 50 mg 100 mg 250 mg

Target Concentration

PA-457 DOSE

© 2004 V.I. Technologies, Inc.

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Panacos Clinical Advisory Group

Jeff Jacobson, MD - Beth Israel; Panacos SAB member

Steve Deeks, MD - UCSF

Roy Gulick, MD - Cornell University; Chairman, FDA Antiviral Drugs Advisory Committee

Michael Lederman, MD - Case Western Reserve

Ron Mitsuyasu, MD - UCLA

Mike Saag, MD - University of Alabama, Birmingham

Dan Kurtizkes, MD - Harvard University

Rob Murphy, MD - Northwestern University

Joe Eron, MD - UNC, Chapel Hill

Bill Powderly, MD - Washington University

Susan Swindells, MD - University of Nebraska

© 2004 V.I. Technologies, Inc.

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Maturation Inhibition: A Discovery Platform

Clinical Development

PA-457

Pre-Clinical Development

Second Generation Products

Research

Third Generation Products

Discovered by Panacos scientists Broad IP position—Target, assays, drugs Franchise potential

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Expanding Pipeline: Viral Fusion Inhibition

Why fusion inhibition?

Novel target — effective for drug-resistant HIV

Fuzeon (Trimeris/Roche) provides proof of concept

Market potential $500M - $1B for oral fusion inhibitor

Unique, proprietary discovery platform

Member of Fuzeon discovery team leads our small molecule effort

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Goal: Select a Lead Fusion Inhibitor Candidate

HIV fusion inhibitor hits identified, confirmed in secondary screens

Hit-to-lead optimization in progress

Goal: IND filing in 18 – 24 months

Issued patent protection on novel high throughput assay

© 2004 V.I. Technologies, Inc.

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Commercial Strategy for Antiviral Therapeutics

Commercial strategy

PA-457: Partner after Phase 2; co-market in North America Subsequent products: Retain maximum value

Competition

PA-457: None known, proprietary Oral fusion inhibitors: Leading position

© 2004 V.I. Technologies, Inc.

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Summary – Antiviral Therapeutics

Innovative antiviral drugs with novel mechanisms of action

PA-457, a first-in-class HIV maturation inhibitor in late Phase 1

Drug-resistant & drug-sensitive HIV Once daily oral dosing Phase 2 start H2 2004, results H1 2005

Innovative, proprietary discovery research platforms

© 2004 V.I. Technologies, Inc.

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INACTINE™

Broad spectrum pathogen inactivation in Red Blood Cells

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Infections Transmitted by Blood Transfusions

A major problem in blood safety today

Multiple causes

Infections that escape detection

HIV Hep B Hep C West Nile

Infections not tested for

CMV Malaria Parvo Babesia

Herpes Chagas EBV Lyme

Emerging threats

SARS Hep E vCJD

Avian flu Hep G TTV

More testing not the solution

Delays, expense, inaccuracy

© 2004 V.I. Technologies, Inc.

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Large Global Market

Over 40 million units are transfused annually with 80%+ estimated to be used in an acute transfusions

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Unique Value of INACTINE™ Red Blood Cells

Highly purified red blood cell product

Multiple potential benefits

Reduce infectivity of viruses, bacteria, parasites

Reduce transfusion reactions from plasma proteins, leukocytes, platelets

Reduce GvHD

Remove prion proteins

Reduce testing for new infectious agents

© 2004 V.I. Technologies, Inc.

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INACTINE™ Development Status

INACTINE Red Cells in Phase 3 for acute transfusion

Acute indications account for most transfusions Chronic transfusion use under review

Milestones

Complete patient enrollment in ongoing Phase 3 study in 2004 Review regulatory approval strategy with FDA

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INACTINE™: Commercial Strategy

Commercial strategy

Partner after Phase 3; launch in U.S. first Manufacturing and distribution

Competition

No competing red cell technology in clinical trials

© 2004 V.I. Technologies, Inc.

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Vitex Intellectual Property

Vitex

Panacos

Combined

Issued Patents (U.S. & Foreign)

32

17

49

Pending Patents (U.S. & Foreign)

66

32

98

© 2004 V.I. Technologies, Inc.

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Anticipated Milestones

- Completed Single-dose Phase 1 study of PA-457

- Completed Initiation of multiple-dose Phase 1 study of PA-457

- July, 2004 Report PA-457 data, International AIDS Conference, Bangkok

- H2, 2004 Preliminary results, Multiple-dose Phase 1 study PA-457

- H2, 2004 Initiation of PA-457 Phase 2

- H2, 2004 Complete accrual Phase 3 study INACTINE

- H1, 2005 Preliminary results PA-457 initial Phase 2

- H1, 2005 Advance HIV fusion inhibitor to preclinical development

© 2004 V.I. Technologies, Inc.

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Vitex Management Team

Samuel K. Ackerman, M.D — *Chairman and CEO*
NIH; FDA; Pentose Pharm.; CoPharma; Cyclis Pharm.; Chairman, Vitex & Panacos

John Barr — *President*
Baxter Healthcare; Haemonetics

Graham P. Allaway, Ph.D. — *Chief Operating Officer*
Manchester Biotech; Progenics Pharmaceuticals; NIH; Panacos Co-founder

Carl Wild, Ph.D. — *Chief Science Officer*
Duke University; BBI; Panacos Co-founder

David E. Martin, Pharm. D. — *VP, Development*
DuPont Pharma; PharmaResearch; SmithKline Beecham Pharmaceuticals

Thomas Higgins — *EVP and CFO*
Price Waterhouse; Cabot Corporation

vitex

29

© 2004 V.I. Technologies, Inc.
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Merger Transaction Overview

All Stock Transaction

Terms

Transaction Closing – 25 million Vitex shares for 100% Panacos equity Target Q3 2004 Milestone I – 5 million Vitex shares Successful completion of multiple dose Phase I

Estimate Q4 2004 Milestone II – 15 million Vitex shares Successful completion of Phase 2a Estimate Q2 2005

Process:

Proxy/Prospectus mailed to Vitex Shareholders Shareholder meeting August 20, 2004 Close merger in August, 2004

© 2004 V.I. Technologies, Inc.

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Pro Forma Balance Sheet 3/31/04 (000’s)

Vitex/Panacos As Reported Pro Forma Assets

Cash $ 14,029 $ 27,919 Other current assets 593 65 Total current assets 14,622 27,984 Long-term assets 5,992 7,911

Total Assets $ 20,614 $ 35,895

Liabilities & Stockholders’ Equity

Current payables and other $ 3,794 $ 5,815 Long-term debt 1,097 1,215 Total liabilities 4,891 7,030

Paid-in-capital 170,640 204,313 Accumulated deficit (154,917) (175,448) Total stockholders’ equity 15,723 28,865

Total Liabilities and Equity $ 20,614 $ 35,895

Note: includes Panacos “C” round financing

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Vitex Investment Highlights

Dynamic new biopharmaceutical company

Innovative products for serious infectious diseases

First-in-class HIV maturation inhibitor Oral, next generation HIV fusion inhibitor

Strong clinical pipeline for urgent medical needs

Phase 1 – Phase 3 products

> $ 8 billion worldwide markets

Proprietary drug discovery platforms for HIV and other viruses

Experienced management

Strong competitive position & intellectual property

Potential to achieve near-term product development milestones

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Vitex has filed a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

© 2004 V.I. Technologies, Inc.

All Rights Reserved

© 2003 V.I. Technologies, Inc.

All Rights Reserved